

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 23, 2011

Earnest Leung
Chief Executive Officer
Network CN Inc.
Suite 3098
Shell Tower
Times Square
1 Matheson Street
Causeway Bay
Hong Kong

> **Re:** **Network CN Inc.**
> **Form 10-K/A for fiscal year ended December 31, 2009**
> **Filed January 28, 2011**
> **Form 10-Q/A for the quarter ended September 30, 2010**
> **Filed January 28, 2011**
> **File No. 000-30264**

Dear Mr. Leung:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended December 31, 2009

Item 1. Business
Other Contractual Arrangements with the PRC Operating Companies, page 6

1. You state that your advertising business is being run through your directly-owned subsidiary, Yi Gao. In your future your filings please revise your disclosure to

make clear that you do not directly own 30% of Yi Gao's outstanding interests. In addition, please explain to us supplementally why you did not transfer this minority ownership to one of your affiliates prior to severing your contractual relationship with Quo Advertising in 2010.

Organization Chart, page 7

2. The organizational chart you filed is illegible. In your future filings, please ensure that investors will be able to read any graphics that you include in your periodic reports.

Director Compensation, page 51

3. We note your response to comment 22 of our letter dated December 30, 2010. Please discuss why your Renumeration Committee paid more cash compensation to your employee directors for the service period from July 2009 to June 2010 than to non-employee directors.

4. We note that in footnote (2) to the Directors Compensation table you disclose that non-employee directors were granted 600,000 shares in July 2009. Please disclose why these shares were granted to your non-employee directors, including disclosure regarding the process and participants in this decision. In addition, please include the fair value of these stock awards in the Directors Compensation table.

Form 10-Q/A for the quarterly period ended September 30, 2010

5. We note your response to comment 6 from our letter dated December 30, 2011 regarding the fact that you did not register the equity pledge agreements with the PRC shareholders of Bona and Quo Advertising. We also note that, while you terminated all commercial arrangements with Quo Advertising on January 1, 2010, you still have equity pledge agreements with the PRC shareholders of Bona. Please disclose, if true, that since your equity pledge agreements regarding Bona are not registered, they are not enforceable if the Bona shareholders breach their contractual obligations. To provide context to the potential risk this presents to the company, disclose the percentage of revenues attributable to the operations of Bona. Furthermore, please explain why, as you disclose on page 6 of your Form 10-K/A, "the registration of the equity pledge agreements with the relevant PRC authorities would incur more costs and time if we want to designate other person as the new PRC shareholders."

6. We note your response to comment 32 and your disclosure that you registered Yi Gao and have received the relevant business license as a sino-foreign equity advertising joint venture from the State Administration of Industry and Commerce (SAIC), that your Hong Kong subsidiary, Linkrich Enterprise, is the foreign

registered shareholder and that Quo Advertising is the PRC registered shareholder of Yi Gao. Please clarify whether, when registering the Yi Gao joint venture, you disclosed the contractual arrangements with Quo Advertising whereby you obtained control over Quo Advertising as a variable interest entity and whether you have informed SAIC of the subsequent trust declaration whereby Quo Advertising holds its 30% equity interest in Yi Gao on behalf of Linkrich Enterprise. Provide to us supplementally with your response letter Yi Gao's business license and an English transaction of the license.

7. Please disclose whether you must register the trust declaration whereby Quo Advertising holds its 30% equity interest in Yi Gao on behalf of Linkrich Enterprise. If so, identify the relevant governmental authority and disclose whether you have done so.

8. Please file as exhibits all agreements governing the Yi Gao equity joint venture.

Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

cc: Scott C. Kline, Esq.
        Pillsbury Winthrop Shaw Pittman LLP
        (via facsimile)